December 13, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Aliya Ishmukhamedova
Jan Woo
Ryan Rohn
Stephen Krikorian

Re:	Joint Stock Company Kaspi.kz
Amendment No. 2 to the Draft Registration Statement on Form F-1
Confidentially submitted on November 9, 2023
CIK No. 0001985487

Ladies and Gentlemen:

This letter sets forth the responses of Joint Stock Company Kaspi.kz (the “Company”) to the comments contained in your letter, dated December 11, 2023, relating to Amendment No. 2 to the Draft Registration Statement on Form F-1, confidentially submitted by the Company on November 9, 2023 (the “Amendment No. 2”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the Company’s responses are set forth in plain text immediately following each comment.

The Company is submitting confidentially, via EDGAR, Amendment No. 3 to the Draft Registration Statement on Form F-1 (“Amendment No. 3”).

Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 3.

Amendment No. 2 to the Draft Registration Statement on Form F-1

Cover Page

1.

Please revise the cover page to clearly state that the ADSs being sold in the offering by the selling shareholders are a portion of the existing Regulation S GDRs that will have been redesignated as ADSs. Additionally, clarify what currency the ADSs will trade in on each exchange.

In response to the Staff’s comment, the Company has revised the cover page and other disclosures to state that the ADSs to be sold in the offering will represent a portion of the Regulation S GDRs that will have been redesignated as ADSs and to state the currency that the Company’s securities will be quoted in on each exchange that such securities are traded on.

December 13, 2023

Risk Factors

The ADSs will trade on more than one market and this may result in increased volatility..., page 65

2.

Please confirm the accuracy of the last sentence of this risk factor and whether the current shares will remain in their current markets. Revise the risk factor to clarify that ADSs will also trade on KASE.

In response to the Staff’s comment, the Company confirms that trading across different markets may be subject to settlement delays. To clarify the nature of this risk, the Company has revised the disclosure on pages 65-66. In addition, the Company has revised the disclosure on pages 65-66 to clarify that the primary place of issuance of the ADSs will be The Depository Trust Company, while the primary place of settlement for the ADSs will be the clearing system applicable to the exchange on which such securities are traded.

* * * * *

If you have questions concerning this letter or submission, or require any additional information, please do not hesitate to contact me at +44 20 7786 9140 or by email (nppellicani@debevoise.com).

Very truly yours,

/s/ Nicholas P. Pellicani

Nicholas P. Pellicani

cc:	Mikheil Lomtadze, Chief Executive Officer, Joint Stock Company Kaspi.kz

Tengiz Mosidze, Chief Financial Officer, Joint Stock Company Kaspi.kz

James C. Scoville, Debevoise & Plimpton LLP

Alan Kartashkin, Debevoise & Plimpton LLP

Darina Kogan-Bellamy, White & Case LLP

Bree Peterson, White & Case LLP

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